Filed Pursuant to Rule 424(b)(3)
Registration No. 333-268613

Prospectus Supplement No. 3
(To Prospectus dated February 10, 2023)

OmniAb, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated February 10, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-268613). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.
This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K (the “Current Report”), filed with the Securities and Exchange Commission on November 1, 2023, which is set forth below.
This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.
Our Common Stock is listed on the Nasdaq Global Market under the symbol “OABI.” Our Warrants are listed on the Nasdaq Capital Market under the symbol “OABIW.” On November 1, 2023, the closing price of our Common Stock was $4.51 and the closing price for our Warrants was $0.68.
Our business and investment in our Common Stock and Warrants involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 10 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is November 2, 2023.

|US-DOCS\146062233.1||

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________
FORM 8-K
______________
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): November 1, 2023

OMNIAB, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	001-40720	98-1584818
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

5980 Horton Street, Suite 600
Emeryville
CA	94608
(Address of principal executive offices)	(Zip Code)
(510) 250-7800
(Registrant’s Telephone Number, Including Area Code)
N/A
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	OABI	The Nasdaq Global Market
Warrants to purchase common stock	OABIW	The Nasdaq Capital Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☑
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.
On November 1, 2023, the board of directors (the “Board”) of OmniAb, Inc. (the “Company”) appointed Steven Love as a member of the Board. The appointment was made based upon the recommendation of the Board’s nominating and corporate governance committee. In connection with his appointment to the Board, Mr. Love was also appointed to be a member and Chair of the Audit Committee of the Board and to be a member of the Human Capital Management and Compensation Committee of the Board.
Mr. Love, 54, has served as the Chief Financial Officer of Heap Inc., a global SaaS product analytics company, since September 2021. Prior to joining Heap Inc., Mr. Love served as Chief Financial Officer at Juniper Square, Inc., a SaaS private investor platform, from March 2020 to September 2021. From November 2016 to February 2020, he served as Chief Financial Officer at Dialpad, Inc., a global SaaS communications company. Before Dialpad, he served as Chief Financial Officer at multiple other companies, including Mblox Inc., a global mobile messaging SaaS company (acquired by CLX Communications AB, now Sinch AB, in July 2016) and Evolv, Inc., a predictive analytic SaaS company (acquired by Cornerstone OnDemand Inc in November 2014). Mr. Love has also served as Vice President, Finance at Affymax, Inc. (Nasdaq: AFFY), a publicly-traded biotechnology company and as Vice President, Finance and Administration for Connetics Corporation, a publicly-traded specialty pharmaceutical company, among other roles. Mr. Love currently serves on the board of advisors for Puzzle Financial Inc., a privately held SaaS accounting platform, and as Chief Executive Officer Advisor to Peak Ventures Group, LLC, a privately held customer acquisition and monetization platform. Mr. Love holds B.S. and M.A. degrees in accounting from the University of Southern California and is a certified public accountant (inactive).
In connection with his appointment to the Board, pursuant to the Company’s director compensation and stock ownership policy, Mr. Love has been granted restricted stock units representing 40,000 shares of the Company’s common stock and options to purchase 80,000 shares of the Company’s common stock. The options have an exercise price per share equal to the fair market value of the Company’s common stock on the date of grant. The foregoing awards will vest in three equal annual installments on each of the first three anniversaries following the date of grant. Mr. Love will also receive cash compensation for his service on the Board and committees thereof in accordance with the Company’s director compensation and stock ownership policy, as such policy may be amended from time to time. Mr. Love has entered into the Company’s standard form of indemnification agreement, the form of which has been filed with the Company’s most recent annual report on Form 10-K.
There are no arrangements or understandings between Mr. Love and any other person pursuant to which he was selected to serve on the Board. There are no transactions in which the Company or any of its subsidiaries is a party and in which Mr. Love has a material interest subject to disclosure under Item 404(a) of Regulation S-K. The Board has determined that Mr. Love is an independent director in accordance with The Nasdaq Stock Market LLC Listing Rules.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OmniAb, Inc.

Date: November 1, 2023	By:	/s/ Charles S. Berkman
	Name:	Charles S. Berkman
	Title:	Chief Legal Officer and Secretary